                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                              GAP INSTRUMENT CORP.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   364766 10 5
                                 (CUSIP Number)


     Stephen W. Wilk, Esq., 160 Broadway, New York, NY 10038 (212) 267-7992 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 26. 1997
           (Date of Event which Requires the Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cove page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 364766 10 5                                          PAGE 2 OF 4 PAGES


--------------------------------------------------------------------------------
         Name of Reporting Person
1        S.S. or I.R.S. Identification No. of Above Person

         LETTY NORJEN
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group*       (a) [  ]
2                                                                (b) [  ]
--------------------------------------------------------------------------------
         SEC Use Only
3
--------------------------------------------------------------------------------
         Source of Funds*
4                                   OO
--------------------------------------------------------------------------------
         Check Box if Disclosure of Legal Proceedings is Required Pursuant to
5        Items 2(d) or 2(e) [  ]
--------------------------------------------------------------------------------
         Citizenship or Place of Organization
6        US
--------------------------------------------------------------------------------
NUMBER OF                  Sole Voting Power
SHARES            7:                 3,000,000
BENEFICIALLY      --------------------------------------------------------------
OWNED BY                   Shared Voting Power
EACH              8:                69,313,682 Shares
REPORTING         --------------------------------------------------------------
PERSON                     Sole Dispositive Power
WITH              9:                 3,000,000
                  --------------------------------------------------------------
                           Shared Dispositive Power
                  10:               69,313,682 Shares
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned By Each Reporting Person
11 72,313,682 shares includes 3,000,000 owned by Reporting person and 69,313,682 owned by Advanced Logic Resources, Inc. (34,816,950 shares) and Eloco, Inc. (34,496,732 shares). Reporting person is Secretary-Treasurer and a director of those companies.
--------------------------------------------------------------------------------
         Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
12                                                                     [  ]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13                                  16.51%
--------------------------------------------------------------------------------
         Type of Reporting Person*
14                                  IN
--------------------------------------------------------------------------------

                                                               Page 3 of 4 Pages


ITEM 1.  SECURITY AND ISSUER

         Common Stock of Gap Instrument Corp., 100 Horse Block Road, Yaphank, NY 11980.


ITEM 2.  IDENTITY AND BACKGROUND

         a.       Letty Norjen
         b.       P.O. Box 524, Yaphank, NY 11980.
         c.       Secretary and a director of Issuer, Artist
         d.       none
         e.       none
         f.       U.S.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The 3,000,000 shares were issued to the Reporting Person by the Issuer for services rendered and valued and at par value $.00001 per share


ITEM 4.  PURPOSE OF TRANSACTION

         The shares were acquired for investment.

         a.       Additional securities may be purchased for investment.
         b.       no
         c.       no
         d.       no
         e.       no
         f.       no
         g.       no
         h.       no
         i.       no
         j.       no

                                                               Page 4 of 4 Pages


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         a.       72,313,682 shares - 16.51% (includes 34,816,950 shares owned by Advanced Logic Resources, Inc. and 34,496,732 shares owned by Eloco, Inc.

         b. The reporting person has sole voting and dispositive power over 3,000,000 shares and shared voting and dispositive power of 34,816,950 shares owned by Advanced Logic Resources, Inc. and 34,496,732 shares owned by Eloco, Inc. The Reporting Person is the Secretary-Treasurer and a director of those companies.

         c. On July 24, 1994, June 16, 1996 and June 26, 1997 the Issuer issued 1,000,000 shares respectively (3,000,000 in aggregate), for services rendered.

         d.       not applicable

         e.       not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See answer to item 5.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 9, 1997

                                               /s/ LETTY NORJEN
                                                   --------------
                                                   LETTY NORJEN

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    )*


                              GAP INSTRUMENT CORP.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   364766 10 5
                                 (CUSIP Number)


     Stephen W. Wilk, Esq., 160 Broadway, New York, NY 10038 (212) 267-7992 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                    July 1993
           (Date of Event which Requires the Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cove page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 364766 10 5                                          PAGE 2 OF 4 PAGES


--------------------------------------------------------------------------------
         Name of Reporting Person
1        S.S. or I.R.S. Identification No. of Above Person

         LETTY NORJEN
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group*       (a) [  ]
2                                                                (b) [  ]
--------------------------------------------------------------------------------
         SEC Use Only
3
--------------------------------------------------------------------------------
         Source of Funds*
4                                   N/A
--------------------------------------------------------------------------------
         Check Box if Disclosure of Legal Proceedings is Required Pursuant to
5        Items 2(d) or 2(e) [   ]
--------------------------------------------------------------------------------
         Citizenship or Place of Organization
6        US
--------------------------------------------------------------------------------
NUMBER OF                  Sole Voting Power
SHARES            7:
BENEFICIALLY      --------------------------------------------------------------
OWNED BY                   Shared Voting Power
EACH              8:                 1,510,000 Shares
REPORTING         --------------------------------------------------------------
PERSON                     Sole Dispositive Power
WITH              9:
                  --------------------------------------------------------------
                           Shared Dispositive Power
                  10:                1,510,000 Shares
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned By Each Reporting Person
11 1,510,000 shares owned by Advanced Logic Resources, Inc. (510, shares) and Eloco, Inc. (1,000,000 shares. Reporting Person is Secretary-Treasurer and a director of those companies.
--------------------------------------------------------------------------------
         Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
12                                                               [  ]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13                                   38.38%
--------------------------------------------------------------------------------
         Type of Reporting Person*
14                                   IN
--------------------------------------------------------------------------------

                                                               Page 3 of 4 Pages


ITEM 1.  SECURITY AND ISSUER

         Common Stock of Gap Instrument Corp., 100 Horse Block Road, Yaphank, NY 11980.


ITEM 2.  IDENTITY AND BACKGROUND

         a.       Letty Norjen
         b.       P.O. Box 524, Yaphank, NY 11980.
         c.       Secretary and a director of Issuer, Artist
         d.       none
         e.       none
         f.       U.S.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         N/A


ITEM 4.  PURPOSE OF TRANSACTION

         The shares were acquired for investment.

         a.       Additional securities may be purchased for investment.
         b.       no
         c.       no
         d.       no
         e.       no
         f.       no
         g.       no
         h.       no
         i.       no
         j.       no

                                                               Page 4 of 4 Pages



ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         a. 1,510,000 shares - 38.38% (includes 510,000 shares owned by Advanced Logic Resources, Inc. and 1,000,000 shares owned by Eloco, Inc.

         b. The reporting person has shared voting and dispositive power of 1,510,000 shares owned by Advanced Logic Resources, Inc. and Eloco, Inc. Reporting Person is the Secretary-Treasurer and a director of those companies.

         c. July 1993, Advanced Logic Resources, Inc. and Eloco Inc. acquired their shares from the Issuer 510,000 shares and 1,000,000 shares respectively, for the forgiveness of loans made to the Issuer of $25,000 and $50,000 respectively.

         d.       not applicable

         e.       not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See answer to item 5.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 9, 1997
                                                /s/ LETTY NORJEN
                                                ----------------------
                                                LETTY NORJEN